U.S. Securities and Exchange Commission Washington, DC 20549

1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. See attached.

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SAYS infoUSA BOARD HAS IGNORED SHAREHOLDER DISCONTENT

CALLS ON SHAREHOLDERS TO VOTE AGAINST 2007 OMNIBUS INCENTIVE PLAN
AND WITHHOLD VOTES FROM MANAGEMENT’S NOMINEES

ASKS SHAREHOLDERS TO SUPPORT THE infoUSA SHAREHOLDER BILL OF RIGHTS

STAMFORD, CONNECTICUT, May 16, 2007 – Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners which together own 2.0 million shares, or 3.6% of infoUSA Inc. (NASDAQ: IUSA), today sent the following letter to all infoUSA shareholders.  In the letter, Dolphin calls on all shareholders to vote against the 2007 Omnibus Incentive Plan, withhold votes on all of management’s nominees, and support the Shareholder Bill of Rights.  The letter in its entirety follows.

May 16, 2007

Dear Fellow infoUSA Shareholder:

At last year’s Annual Meeting, unaffiliated shareholders overwhelmingly rejected the Company’s director nominees — including Chairman Vinod Gupta.  Over 90% of the shareholders other than Mr. Vinod Gupta and his affiliates voted with Dolphin and against Mr. Vinod Gupta — a greater than 12:1 margin.  The Board’s nominees were elected by a whisker-thin majority, with Mr. Vinod Gupta and his affiliates supplying over 92% of their own support.

YOU WOULD THINK THAT MR. VINOD GUPTA AND THE infoUSA BOARD WOULD TAKE NOTICE OF THIS EXTRAORDINARY STATEMENT OF SHAREHOLDER DISCONTENT.  THEY HAVE NOT!!

This is what John Longwell, infoUSA's new General Counsel, recently said about last year’s election:

“Last year, they [Dolphin] mounted a campaign in which they nominated a slate of directors and made all of the same arguments, and it was unsuccessful.

We responded pretty extensively [to Dolphin’s allegations] last year.   Essentially they are repeating the same arguments, and of course we don’t think they have any merit.”1

UNBELIEVABLE!!

Mr. Vinod Gupta and the Board are living in denial!

•	FACT– Last year over 90% of unaffiliated shareholders voted against management.

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1 Richard H. Levey, “Dolphin Again Urges Rejection of InfoUSA Board Members”, Prism Insight, May 2, 2007 (emphasis supplied).

•	FACT– Last year all three major independent proxy advisory services opposed the Company’s slate and supported Dolphin.
•	FACT– IUSA’s share price is down 12.3%, year-over-year and has done nothing for ten years.[2]
•
FACT– The Board has done nothing to eliminate the exclusive exemption for Mr. Vinod Gupta from the Company’s Stockholder Rights Plan.  Both the plan and Mr. Vinod Gupta’s standstill letter expire on July 21, 2007—after that Mr. Vinod Gupta will be free to continue his creeping takeover of the Company.

•	FACT– infoUSA, located in Omaha, Nebraska, continues to spend shareholder funds on an 80-foot yacht for which no evidence of business usage has ever been provided.
•
FACT–  The Board has failed to recover from Mr. Vinod Gupta and his affiliates significant shareholder funds spent on personal benefits—use of the yacht, jet planes, home subsidies, luxury cars and use of other now Company owned assets—even after a 2005 report by Mr. Vasant Raval, chair of the Company’s own audit committee identified charges that “will be borne by the CEO.”

YOU CAN DO SOMETHING ABOUT THIS!!

1.           OPPOSE THE 2007 OMNIBUS INCENTIVE PLAN

At the June 7, 2007 Annual Meeting, shareholders are being asked by the Board to approve a new equity incentive plan which permits the issuance of millions of additional options.  This plan must be defeated.

This is what Institutional Shareholder Services (ISS), a leading proxy advisory service, said last year about Mr. Vinod Gupta and his option grants:

“If the board continues to grant options to Mr. Gupta . . . , then the ability for Mr. Gupta to conduct a creeping takeover will only be exacerbated.  As long as there is no cap on Mr. Gupta’s share ownership, he will be able to exercise ever-increasing levels of control over the company without paying a premium to shareholders.  Once Mr. Gupta crosses the 50% threshold, he will be able to exercise absolute control over IUSA.”

If the new plan is approved, where do you think the options will go?  Mr. Vinod Gupta has received from the Board approximately 1/3 of all options granted within the last 10 years, 1/2 of all options granted within the last five years and 100% of all options granted within the last three years—this for someone who already owns 41% of your Company.

If the new plan is approved, not only will Mr. Vinod Gupta be one step closer to absolute control, as feared by ISS, there will be additional dilution with no benefit for you.  Do not let this happen to you!!

2.           WITHHOLD YOUR VOTES FROM MANGEMENT’S NOMINEES

These nominees have not earned your trust.  Mark the “Withhold All” box on management’s proxy card or follow the instructions for Internet or telephone voting.  Important:  If your shares are held by a broker and you do not vote them, your broker will automatically vote your shares for the election of management’s nominees.

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2 As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s one-year shareholder return (inclusive of dividends) was negative 12.3%. The 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007.

3.           SUPPORT THE infoUSA SHAREHOLDER BILL OF RIGHTS

The infoUSA Shareholder Bill of Rights designed to protect all shareholders is available on our website www.iusaccountability.com.

The shareholder turnout for last year’s annual meeting was amazing.  Together, we can advance all shareholder interests by doing it again.

                        Very truly yours,

                        Donald T. Netter
                        Senior Managing Director

If you have questions or would like assistance, please call Innisfree M&A, the firm retained by Dolphin, at toll-free 1-888-750-5834.

AN IMPORTANT MESSAGE FOR infoUSA SHAREHOLDERS WHOSE SHARES ARE HELD IN THE NAME OF A BROKER:

IF YOU DO NOT VOTE, YOUR BROKER WILL VOTE YOUR SHARES FOR THE ELECTION OF MANAGEMENT’S NOMINEES

If you do not vote your shares by returning a proxy card, voting by telephone or on the Internet or instructing your account representative, your broker will automatically vote your shares FOR the election of management’s nominees.

If you have any questions, or need any assistance in voting your shares, please call Innisfree M&A, the firm retained by Dolphin, toll-free at 1-888-750-5834.